[Letterhead of Paul, Weiss, Rifkind, Wharton & Garrison LLP]

September 8, 2008

Via EDGAR

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Re: Cleveland-Cliffs Inc.
Preliminary Proxy Statement on Schedule 14A filed by Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.
Filed August 28, 2008
File No. 001-08944

Schedule 13D filed by Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P.
Filed July 17, 2008, amended August 14, 2008
File No. 005-36514

Dear Mr. Duchovny:

The following are the responses of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, the “HCP Funds”) to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated September 3, 2008 (the “Comment Letter”), with respect to the HCP Funds’ Preliminary Proxy Statement on Schedule 14A filed on August 28, 2008 and Schedule 13D filed on July 17, 2008 and amended on August 14, 2008 relating to Cleveland-Cliffs Inc, an Ohio corporation (the “Company”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this document is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter that is contained in this document.

Paul Weiss Rifkind Wharton & Garrison LLP Daniel F. Duchovny, Esq.	2

Preliminary Proxy Statement

Cover Page

1. We note your intention to solicit proxies for the purpose of adjourning the special meeting to solicit additional proxies. We also note that the special meeting is called as a result of a specific provision of Ohio law. Please tell us, with a view toward revised disclosure, whether under Ohio law such an adjournment is permissible. If the matter is unsettled under Ohio law, please state so and describe the process for determining whether such an adjournment would be permissible.

Response:

In response to the Staff’s comment, the HCP Funds note that the special meeting is being called pursuant to Section 1701.831 of the Ohio Revised Code (the “ORC”) to vote on the control share acquisition proposed by the HCP Funds. That statute requires that the special meeting be held within 50 days after receipt by the Company of an acquiring person statement. The HCP Funds believe that this requirement will be satisfied if the special meeting is commenced on October 3, 2008. Section 1701.831 of the ORC does not address adjournments of a special meeting to vote on a control share acquisition. As such, the HCP Funds believe the question of adjournments would be governed by the default statute, Section 1701.51(B) of the ORC, which provides that “Unless the articles or the regulations otherwise provide, the holders of a majority of the voting shares represented at a meeting, whether or not a quorum is present, may adjourn such meeting from time to time.” The Company’s articles of incorporation and regulations do not prohibit adjournments of meetings as contemplated by Section 1701.51(B). Accordingly, the HCP Funds believe that, subject to obtaining proxies for the requisite number of shares, the HCP Funds will have the ability to adjourn the special meeting in the manner described in the proxy statement.

Further, the HCP Funds have added disclosure to page 9 of the proxy statement to the effect that (i) the HCP Funds expect any disputes regarding the conduct of the special meeting to be addressed in the first instance by the inspector of elections appointed by the Company’s Board of Directors, (ii) the HCP Funds will reserve the right to seek any available legal remedies to the extent that the HCP Funds determine that the conclusions of any such inspector are contrary to law and (iii) the HCP Funds cannot predict whether any such action may become necessary or what remedy, if any, a court might determine appropriate in such case.

2. Please revise your disclosure on page ii to explain why you believe the presumption described in the second paragraph therein is unlawful under Ohio law.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure as requested.

Paul Weiss Rifkind Wharton & Garrison LLP Daniel F. Duchovny, Esq.	3

3. Please fill in the blanks in your proxy statement.

Response:

In response to the Staff’s comment, the HCP Funds confirm that the remaining blanks will be filled in prior to completion of the definitive proxy statement.

Additional Information, page 16

4. We note you refer security holders to information that you are required to provide (in this and other sections of your proxy statement) and will be contained in the company’s proxy statement for the special meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information; if so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company’s proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response:

In response to the Staff’s comment, the HCP Funds respectfully advise the Staff that the HCP Funds expect to disseminate the proxy statement prior to the distribution of the Company’s proxy statement. The HCP Funds hereby undertake to provide to security holders any information omitted from the HCP Funds’ proxy statement to the extent such information is not included in the proxy statement that is distributed to security holders by the Company.

Form of Proxy

5. Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(l) of Regulation 14A.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure as requested.

Schedule 13D

6. We note that the filing persons for this Schedule 13D attempt to disclaim beneficial ownership of shares based on their pecuniary interests as to specific shares. Please note that beneficial ownership for purposes of Schedule 13D is defined in Rule 13d-3(a) and it refers to the ability to vote or dispose of securities. Please confirm your understanding and that you will revise the disclosure in your future filings of Schedule 13D.

Response:

The HCP Funds respectfully advise the Staff that they understand that beneficial ownership for purposes of Schedule 13D is defined in Rule 13d-3(a) and it refers to the ability to

Paul Weiss Rifkind Wharton & Garrison LLP Daniel F. Duchovny, Esq.	4

vote or dispose of securities. The HCP Funds hereby undertake to revise their disclosure in future Schedule 13D filings in response to the Staff’s comment. In addition, in to the Staff’s comment, the HCP Funds have revised the related disclosure in the proxy statement.

*                *                *                 *                *

Together with this response, the HCP Funds are filing an Amendment No. 1 to amend the proxy statement on Schedule 14A in a manner consistent with the comments and responses set forth above.

In connection with responding to the comments of the Staff, the HCP Funds acknowledge that: the HCP Funds are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the HCP Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Robert B. Schumer at (212) 373-3097 or Steven J. Williams at (212) 373-3257.

Very truly yours,

/s/ Steven J. Williams
Steven J. Williams